BOKONI LABOUR UNREST – OFFER FOR RETURN TO WORK

29 October, 2012. Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that Bokoni Platinum Mines Pty Ltd (“Bokoni”) has received numerous requests from dismissed employees wishing to return to work, a large number of whom claim that they are prevented from doing so as a result of widespread intimidation in and around the Bokoni Mine area.

In order to facilitate the normalisation of operations, Bokoni has offered a return to work agreement to all employees and dismissed employees, except those who continue to engage in criminal activities during the illegal strike action.

The Offer

All employees and dismissed employees wishing to return to work must do so by Thursday, 1 November 2012. Re-employed employees will retain their same terms and conditions of employment and will be required to sign a letter of undertaking prohibiting incitement of or participation in illegal strikes or work stoppages in the future.

All employees who return to work and resume their work activities will also receive a once-off payment of R2,000 once operations have normalised.

On return to work, all employees are to attend a safe start up programme to ensure safe working conditions at the mine operations.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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